UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pinterest, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.00001 PAR VALUE

(TITLE OF CLASS OF SECURITIES)

72352L106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72352L106	13G	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,945,811*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 5,945,811*
	8.	SHARED DISPOSITIVE POWER --0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,811*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 532,423,430 shares of Class A Common Stock as of January 29, 2021, as reported by the Issuer in its Form 10-K filed with the SEC on February 5, 2021.

CUSIP No. 72352L106	13G	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,945,811*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 5,945,811*
	8.	SHARED DISPOSITIVE POWER --0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,811*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 532,423,430 shares of Class A Common Stock as of January 29, 2021, as reported by the Issuer in its Form 10-K filed with the SEC on February 5, 2021.

CUSIP No. 72352L106	13G	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 832,417*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 832,417*
	8.	SHARED DISPOSITIVE POWER --0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,811*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 532,423,430 shares of Class A Common Stock as of January 29, 2021, as reported by the Issuer in its Form 10-K filed with the SEC on February 5, 2021.

CUSIP No. 72352L106	13G	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,902,664*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 1,902,664*
	8.	SHARED DISPOSITIVE POWER --0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,811*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 532,423,430 shares of Class A Common Stock as of January 29, 2021, as reported by the Issuer in its Form 10-K filed with the SEC on February 5, 2021.

CUSIP No. 72352L106	13G	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVP VII Special Opportunity Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,210,730*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 3,210,730*
	8.	SHARED DISPOSITIVE POWER --0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,811*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Represents shares of Class A common stock of the Issuer (the “Class A Common Stock”) underlying shares of Class B common stock of the Issuer (the “Class B Common Stock”) beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into share of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 532,423,430 shares of Class A Common Stock as of January 29, 2021, as reported by the Issuer in its Form 10-K filed with the SEC on February 5, 2021.

CUSIP No. 72352L106	13G	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer Management Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,671*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 9,671*
	8.	SHARED DISPOSITIVE POWER --0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,671*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Deer Management Company LLC (“Deer”) is the management company affiliate of the Funds (as defined below). An employee of Deer who served as the representative of the Funds on the Issuer’s board of directors was granted, as director compensation, restricted stock units which vested and were settled in shares of Class A Common Stock in the amount set forth above. Pursuant to a contractual obligation, such employee assigns to Deer any compensation received for his service as a director of the Issuer.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 532,423,430 shares of Class A Common Stock as of January 29, 2021, as reported by the Issuer in its Form 10-K filed with the SEC on February 5, 2021

CUSIP No. 72352L106	13G	Page 8 of 15 Pages

Item 1(a). Name of Issuer:

Pinterest, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

505 Brannan Street, San Francisco, California

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares of Class A Common Stock issuable upon conversion of Class B Common Stock (the “Shares” or the “Common Stock”) of the Issuer. Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional”), Bessemer Venture Partners VII L.P. (“BVP VII”) and BVP VII Special Opportunity Fund L.P. (“BVP VII SOF,” and, together with BVP VII Institutional and BVP VII, the “Funds”) directly own shares of Common Stock.

(a)	Deer VII & Co. Ltd. (“Deer VII Ltd”), the general partner of Deer VII & Co. L.P. (“Deer VII LP”);

(b)	Deer VII LP, the sole general partner of each of the Funds;

(c)	BVP VII Institutional, which directly owns 832,417 Shares;

(d)	BVP VII, which directly owns 1,902,664 Shares;

(e)	BVP VII SOF, which directly owns 3,210,730 Shares; and

(f)	Deer the management company for each of the Funds.

Deer VII Ltd, Deer VII LP, BVP VII Institutional, BVP VII, BVP VII SOF and Deer are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VII Ltd — Cayman Islands

Deer VII LP — Cayman Islands

BVP VII Institutional — Cayman Islands

BVP VII — Cayman Islands

BVP VII SOF — Cayman Islands

Deer — Delaware

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.00001 par value

Item 2(e). CUSIP Number:

72352L106

Item 3. Not Applicable.

Item 4. Ownership.

The Reporting Persons hold shares of Common Stock.

For Deer VII Ltd:

CUSIP No. 72352L106	13G	Page 9 of 15 Pages

(a)	Amount beneficially owned: 5,945,811 shares of Common Stock

(b)	Percent of class: 1.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,945,811

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 5,945,811

(iv)	Shared power to dispose or to direct the disposition of: --0--

For Deer VII LP:

(a)	Amount beneficially owned: 5,945,811 shares of Common Stock

(b)	Percent of class: 1.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,945,811

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 5,945,811

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP VII Institutional:

(a)	Amount beneficially owned: 5,945,811 shares of Common Stock

(b)	Percent of class: 1.1%

(c)	Number of shares as to which such person has:

CUSIP No. 72352L106	13G	Page 10 of 15 Pages

(i)	Sole power to vote or to direct the vote: 832,417

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 832,417

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP VII:

(a)	Amount beneficially owned: 5,945,811 shares of Common Stock

(b)	Percent of class: 1.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,902,664

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 1,902,664

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP VII SOF:

(a)	Amount beneficially owned: 5,945,811 shares of Common Stock

(b)	Percent of class: 1.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,210,730

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 3,210,730

(iv)	Shared power to dispose or to direct the disposition of: --0--

For Deer:

(a)	Amount beneficially owned: 9,671 Shares

(b)	Percent of class: 0.00%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,671

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 9,671

(iv)	Shared power to dispose or to direct the disposition of: --0--

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 72352L106	13G	Page 11 of 15 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 72352L106	13G	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

DEER VII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VII & CO. L.P.
By: Deer VII & Co. Ltd, its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VII L.P.
By: Deer VII & Co. L.P., its General Partner By: Deer VII & Co., Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS INSTITUTIONAL VII L.P.
By: Deer VII & Co. L.P., its General Partner By: Deer VII & Co., Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BVP VII SPECIAL OPPORTUNITY FUND L.P.
By: Deer VII & Co. L.P., its General Partner By: Deer VII & Co., Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER MANAGEMENT CO. LLC

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

CUSIP No. 72352L106	13G	Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group